UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

STEC, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

784774101

(CUSIP Number)

Western Digital Corporation

3355 Michelson Drives, Suite 100

Irvine, California 92612

Attn: General Counsel

Telephone: (949) 672-7000

with copies to:

Steve L. Camahort

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784774101

1.	Names of Reporting Persons. Western Digital Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,227,857[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,227,857[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%[2]
14.	Type of Reporting Person (See Instructions) CO

[1]	Represents the aggregate number of shares of sTec, Inc. (the “Issuer”) common stock beneficially owned by Kevin C. Daly, Rajat Bahri, F. Michael Ball, Christopher W. Colpitts, Manouch Moshayedi, Mark Moshayedi, Matthew L. Witte, Raymond D. Cook, Robert M. Saman, the M. and S. Moshayedi Revocable Trust, Dated 11/16/95 and the M. and S. Moshayedi Revocable Trust, Dated 9/25/98 (the “Shareholders”), each of whom is a shareholder of the Issuer and has entered into a Voting Agreement dated as of June 23, 2013 (the “Voting Agreements”) with Western Digital Corporation (“WDC”). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
[2]	See Item 5.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of sTec, Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3001 Daimler Street, Santa Ana, California 92705.

Item 2.	Identity and Background.

The person filing this Schedule 13D is Western Digital Corporation, a Delaware corporation (“WDC”). The address of the principal business office of WDC is 3355 Michelson Drive, Suite 100, Irvine, California 92612.

The principal business of WDC is to develop and manufacture storage products that enable people to create, manage, experience and preserve digital content.

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of WDC is set forth on Schedule A attached hereto.

During the past five years, neither WDC nor, to the best of WDC’s knowledge, any director of executive officer of WDC, has been (i) convicted of a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source Amount of Funds or Other Consideration

On June 23, 2013, WDC, the parent company of HGST, Inc. (“HGST”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, pursuant to which, and subject to the terms and conditions thereof, the Issuer will be acquired and become a wholly-owned subsidiary of HGST. The Merger Agreement was made by and among the Company, the Issuer, and Lodi Ventures, Inc., a California corporation and a wholly-owned subsidiary of HGST (the “Merger Sub”). Pursuant to the Merger Agreement, the Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of HGST (the “Merger”).

As an inducement for WDC to enter into the Merger Agreement and in consideration thereof, all of the shareholders of the Issuer set forth on Schedule B hereto (collectively, the “Shareholders”), each entered into separate voting agreements with WDC, dated as of June 23, 2013, the form of which is attached hereto as Exhibit 2 and more fully described in Item 4 below, whereby, subject to the terms of each such voting agreement, the Shareholders agreed, among other things, to vote their shares of the Issuer’s capital stock (the “Voting Shares”) in favor of the approval of the Merger Agreement and the Merger and against the approval of any other Acquisition Proposal (as such term is defined in the Merger Agreement). Each of these Shareholders also granted WDC or its designees an irrevocable proxy granting WDC the right to vote the Voting Shares with respect to the covered matters (the voting agreements and proxies, together are referred to herein as, the “Voting Agreements”). WDC did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreements included as Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction

(a)-(b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of the Issuer pursuant to the terms of the Merger Agreement. To induce WDC to enter into the Merger Agreement, each of the Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the Merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each outstanding share of common stock of the Issuer will be converted into the right to receive $6.85 in cash, without interest and subject to applicable withholding tax.

The consummation of the Merger is subject to customary closing conditions, including, among others, (i) the approval of the Merger by the holders of a majority of the outstanding shares of sTec, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, and (iii) other customary closing conditions.

The Voting Agreements

Agreement to Vote and Irrevocable Proxy

Under the Voting Agreements, until immediately after the Expiration Date (as defined below), each of the Shareholders agreed to vote in favor of the approval of the Merger Agreement and the Merger and against any Acquisition Proposal (as such term is defined in the Merger Agreement) at every meeting of the shareholders of the Company called with respect to any of the foregoing, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Company with respect to the foregoing. In addition, each of the Shareholders agreed not to solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in opposition to any proposal or action in favor of the approval of the Merger Agreement or the Merger, initiate a shareholders’ vote with respect to an Acquisition Proposal, or become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Issuer with respect to an Acquisition Proposal.

Furthermore, each of the Shareholders agreed not to enter into any agreement or understanding with any person with respect to the voting of such Shareholder’s Voting Shares that conflicts with the terms of the Voting Agreements and to waive all applicable appraisal rights arising in connection with the Merger.

Each Shareholder irrevocably appointed WDC and its designees as his or her attorney-in-fact and proxy to vote and execute consents, with respect to the Voting Shares with respect to the matters covered.

The Voting Agreements do not limit or restrict such Shareholders in their respective capacities as directors, officers or fiduciaries of the Issuer.

Transfer Restrictions

While the Voting Agreements remain in effect, each of the Shareholders agreed not to (1) directly or indirectly, sell, transfer, exchange or otherwise dispose of (including by merger, consolidation or otherwise by operation of law) its Voting Shares (2) directly, or indirectly, grant any proxies or powers of attorney, deposit any of its Voting Shares into a voting trust or enter into a voting agreement with respect to any of its Voting Shares, or enter into any agreement or arrangement providing for any of the foregoing actions.

The restrictions described above do not prohibit or otherwise restrict the ability of each Shareholder (i) if such Shareholder is an individual, to transfer or otherwise dispose of its Voting Shares to any family member of such Shareholder or trust for the benefit of such Shareholder or any family member of such Shareholder, (ii) if such Shareholder is an entity, to transfer or otherwise dispose of any Voting Shares to any shareholder, affiliated fund, member, beneficiary or partner of such Shareholder, (iii) to transfer or otherwise dispose of any Voting Shares to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (iv) in connection with or for the purpose of personal tax planning, or (v) to transfer or otherwise dispose of any Voting Shares if required by order, law or operation of law; provided, that any assignee or transferee under clauses (i) (except in the case of a transfer by will or under the laws of intestacy), (ii), (iii), and (iv) agrees to be bound by the terms of the Voting Agreements and executes and delivers a written consent memorializing such agreement.

Termination

The Voting Agreements will terminate upon the earlier to occur of: (i) the date of termination of the Merger Agreement in accordance with the terms and provisions thereof and (ii) the effective time of the Merger (the earlier of such dates, the “Expiration Date”).

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, the officers and directors of Merger Sub shall become the officers and directors of Issuer (the surviving corporation of the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than a result of the Merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Articles of Incorporation and the Bylaws shall be amended and restated in their entirety in accordance with Section 2.5 of the Merger Agreement.

(h) –(i) If the Merger is consummated as planned, the Issuer’s common stock will cease to be quoted on the Nasdaq Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Not applicable.

The descriptions of the Merger Agreement and the Voting Agreements in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a-b) The following disclosure assumes there are 46,980,315 shares of Issuer’s common stock outstanding, which the Issuer represented in the Merger agreement to be the number of shares outstanding as of June 21, 2013.

As of the date hereof, WDC does not own any shares of the Issuer’s common stock, however, as a result of the Voting Agreements, WDC may be deemed to share with each Shareholder the power to vote, or to direct the voting of, the shares of the Issuer’s common stock of such Shareholder covered by the Voting Agreements solely with respect to those matters described in the Voting Agreements. Accordingly, WDC may be deemed to be the beneficial owner of an aggregate of 7,227,857 shares of common stock of the Issuer that are beneficially owned by the Shareholders, which constitutes approximately 14.9% of the outstanding voting securities as of June 23, 2013 (assuming, pursuant to Rule 13d-3 of the Exchange Act, the inclusion of an aggregate of 1,415,732 shares issuable upon the exercise or settlement of options and restricted stock units which the Shareholders beneficially own).

Except as described in Item 4 of this Schedule 13D and in the Voting Agreements, WDC is not entitled to any rights as a shareholder of the Issuer. WDC disclaims beneficial ownership of the shares of the Issuer’s common stock covered by the Voting Agreements and nothing herein shall be construed as an admission that WDC is the beneficial owner of such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by WDC or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 above, which descriptions are incorporated by reference in this Item 5.

(c) To the knowledge of WDC, neither WDC nor any person set forth on Schedule A hereto has effected any transactions in the shares of the Issuer’s common stock within the past 60 days.

(d) To the knowledge of WDC, no person (other than the Shareholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Voting Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document

1	Agreement and Plan of Merger, dated as of June 23, 2013, by and among sTec, Inc., Western Digital Corporation and Lodi Ventures, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by sTec, Inc. on June 25, 2013 (File No. 000-31623).

2	Form of Voting Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by sTec, Inc. on June 25, 2013 (File No. 000-31623).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2013

WESTERN DIGITAL CORPORATION

By:	/s/ Michael C. Ray
Name:	Michael C. Ray
Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

Directors and Officers of Western Digital Corporation

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of WDC. The business address of each director and executive officer is: c/o Western Digital Corporation, 3355 Michelson Drive, Suite 100, Irvine, California 92612.

Board of Directors

Name	Present Principal Occupation	Citizenship
Kathleen A. Cote	Director of Verisign, Inc. and 3Com Corporation	United States
Henry T. DeNero	Director of THQ, Inc.	United States
William L. Kimsey	Director of Accenture Ltd. and Royal Caribbean Cruises Ltd.	United States
Michael D. Lambert	Director	United States
Len J. Lauer	Chairman and Chief Executive Officer of Memjet, Director of H&R Block, Inc.	United States
Matthew E. Massengill	Director of Microsemi Corporation, Conexant Systems, Inc. and GT Solar International, Inc.	United States
Stephen D. Milligan	President and Chief Executive Officer	United States
Roger H. Moore	Director of Consolidated Communications Holdings, Inc. and Verisign, Inc.	United States
Kensuke Oka	President and Chief Executive Officer of Hitachi America, Ltd.	Japan
Thomas E. Pardun	Chairman of Western Digital Corporation, Director of CalAmp Corporation, Calix, Inc., Finisar Corporation and Maxlinear, Inc.	United States
Arif Shakeel	Director	United States
Masahiro Yamamura	Corporate Officer and General Manager of the Semiconductor Business Division of Hitachi, Ltd.	Japan

Executive Officers

Name	Present Principal Occupation	Citizenship
Stephen D. Milligan	President and Chief Executive Officer	United States
Wolfgang U. Nickl	Executive Vice President and Chief Financial Officer	Germany
Timothy M. Leyden	President, WD Subsidiary	United States
Michael D. Cordano	President, HGST Subsidiary	United States

SCHEDULE B

Shareholders Signing Voting Agreements

Name
Kevin C. Daly
Rajat Bahri
F. Michael Ball
Christopher W. Colpitts
Manouch Moshayedi
Mark Moshayedi
Matthew L. Witte
Raymond D. Cook
Robert M. Saman
M. and S. Moshayedi Revocable Trust, Dated 11/16/95
M. and S. Moshayedi Revocable Trust, Dated 9/25/98